Exhibit 99.2

Operating and Financial Review and Prospects - Six Months Ended June 30, 2026

The following discussion and analysis provide information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition as of, and for the six-month period ended June 30, 2026, and our prospects as of that date and as of the date of this Operating and Financial Review and Prospects, or OFRP. This discussion and analysis should be read in conjunction with our consolidated interim financial statements as of, and for the six-month period ended June 30, 2026, and the notes to those financial statements, which are included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission, or SEC, on March 26, 2026, or the 2025 Annual Report, including the consolidated annual financial statements as of, and for the year ended, December 31, 2025, and the accompanying notes included therein, as well as the information under “Item 5. Operating and Financial Review and Prospects” in the 2025 Annual Report.

Forward Looking Statements

This OFRP contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Evogene. Forward-looking statements can be identified based on our use of forward-looking words such as “believe,” “expect,” “expected,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words, or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, those statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements.

We believe that our forward-looking statements are reasonable; however, those statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We describe and/or refer to many of those risks in greater detail in our 2025 Annual Report, under “Item 3.D Risk Factors”. Please also see an update to those risks under the heading “Risk Factor Update” below.

All forward-looking statements contained in this OFRP speak only as of the date of this document and are expressly qualified in their entirety as described herein and by the cautionary statements contained within “Item 3.D Risk Factors” in the 2025 Annual Report. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements.

The terms “Evogene,” “we,” “us,” “our,” “our company” and “the Company” in this Operating and Financial Review and Prospects refer to Evogene Ltd. and its consolidated subsidiaries, consisting of Lavie Bio Ltd., or Lavie Bio, Ag Plenus Ltd., or AgPlenus, Biomica Ltd., or Biomica, Casterra Ag Ltd., or Casterra, Evogene Inc., and their consolidated subsidiaries, unless the context otherwise requires.

General

We design novel, highly potent, small molecules, optimized across multiple-parameters, for drug development and ag-chemicals, by utilizing ChemPass AI, our computational generative AI engine.

Products based on small molecules development in the life sciences industries entail the identification of successful candidates from among a large number of potential prospects. A major barrier in small molecule discovery is the limited exploration of chemical space. Most candidates come from a narrow, well-charted domain, restricting diversity, limiting innovation and reducing the chances of breakthrough discoveries.

At the same time, commercialization requires the simultaneous optimization of multiple, often conflicting, parameters - such as potency, selectivity, safety and synthesizability. These challenges are interconnected and create a significant development bottleneck.

The computational tech-engine that we have developed, ChemPass AI, is intended to address this challenge by prioritizing promising candidates, generating entirely novel molecular candidates, with the objective of increasing probability of success and reducing time and cost.

As of the beginning of 2025, the Company operated three tech-engines based on big data analytics and artificial intelligence, supported by multidisciplinary expertise in life sciences:

•	ChemPass AI, for discovery and optimization of small molecules;

•	MicroBoost AI, for discovery and optimization of microbial-based products; and

•	GeneRator AI, for discovery and optimization of genetic elements.

During 2025, we commenced the implementation of a strategic shift, to focus our efforts on developing products based only on small molecules. This new strategy resulted in two important changes: (i) we have focused our activities only on ChemPass AI, and stopped investing and developing the other two tech-engines and (ii) we have deployed ChemPass AI across two principal industries – pharmaceutical and agricultural.

In addition, we discontinued non-core activities, divested mis-aligned assets, resized the organization and established a business development team aligned with our refined strategy.

Following this strategic shift, we operate through three main organizational structure units:

(i) Computational unit - which develops and operates the core technological platform, ChemPass AI;

(ii) Pharmaceutical unit – which advances the development of novel small-molecule candidates with potential for commercial development; and

(iii) Agricultural unit - which focuses on ongoing development programs and collaborations with leading global agricultural-chemical companies through our subsidiary, AgPlenus.

Business Model

We capitalize on the value of our platform through collaborations with industry partners, pooling resources to drive joint product development. Typically, our collaborators take the lead in experimental development, leveraging ChemPass AI to identify the product candidate and optimize it towards a commercial product.

Typically, the potential revenue stream from this business model contemplates:

•	Upfront payments;

•	Research and development, or R&D, fees; and

•	Royalties from sales of end-products.

Fields of Activity

The ChemPass AI engine is used for the discovery and optimization of small molecules for two types of products: (i) drugs based on small molecules, in the field of human health; and (ii) ag-chemicals, such as herbicides, insecticides and fungicides, in the field of agriculture.

Recent Developments

Business Updates Concerning Evogene and its Subsidiaries

On July 22, 2026, we and ELEO Inc., a South Korean biotechnology company focused on developing innovative therapies for chronic and difficult-to-treat diseases, announced a strategic scientific collaboration to discover and develop next-generation oral small-molecule inhibitors targeting the PCSK9 pathway for the treatment of hyperlipidemia and cardiovascular diseases. Under the collaboration, we will utilize our proprietary ChemPass AI™ platform, our advanced computational chemistry engine designed for generative molecular design, to create, optimize, and prioritize novel small-molecule candidates based on critical drug development parameters, including oral potency, bioavailability, selectivity, and drug-like properties. ELEO will contribute its proprietary biological expertise, including target validation capabilities, PCSK9 expression suppression models, and screening platforms, to experimentally validate and refine computationally designed candidates.

On July 8, 2026, we announced a joint initiative to accelerate AI-driven small molecule drug discovery originating from Israel’s academic research ecosystem, with the Tel Aviv University’s Blavatnik Center for Drug Discovery.

On June 24, 2026, we announced a major milestone in our collaboration with Google Cloud, advancing ChemPass AI™ toward autonomous small molecule discovery and optimization. This milestone marks the integration of agentic computational systems within Evogene’s ChemPass AI™ platform, designed to rapidly and efficiently identify key success requirements at the earliest stages of small-molecule development.

On May 18, 2026, we announced that our subsidiary Ag Plenus and Bayer Ag decided to discontinue their herbicide development project effective as of that date, following determination that the target protein did not meet the required product criteria. Under the terms of the termination, all assets licensed to Bayer under the collaboration, including the APTH1 protein target and associated active molecules, reverted to AgPlenus.

Dissident Shareholders

Subsequent to our 2026 annual general meeting of shareholders convened on September 4, 2026, two of our shareholders, L.I.A. Pure Capital Ltd. and Invest Pro Shukai Hon Ltd., or the dissident shareholders, which had proposed a competing slate of directors at that meeting (which slate was not elected by our shareholders at the meeting) asserted various claims concerning the voting results of the meeting, as we had published in our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on September 4, 2026. Furthermore, on September 8, 2026, the dissident shareholders served notice to our company of their intention to initiate a special tender offer pursuant to Section 328 of the Israeli Companies Law, 5759-1999. We are currently conducting discussions with the dissident shareholders with a view to resolving these matters.

Nasdaq Compliance Update; Reverse Share Split

On April 2, 2026, we reported that we received a letter from the Nasdaq Stock Market LLC, or Nasdaq, indicating that we were not then in compliance with Nasdaq Listing Rule 5550(a)(2), as our closing bid price for our ordinary shares had been below $1.00 per share for 30 consecutive business days. According to the letter, we were given until September 28, 2026 to regain compliance with the minimum bid price requirement. On September 9, 2026, we approached Nasdaq and requested an additional 180-day period to regain compliance with that requirement. We indicated our intention to cure the bid price deficiency during the additional 180-day compliance period by effecting a reverse share split, if necessary. Our shareholders approved such a reverse share split, pursuant to Proposal 3 at our 2026 annual general meeting of shareholders held on September 4, 2026 (which provided a framework for a reverse share split of the Company’s ordinary shares at a ratio in a range between 1-for-2 and 1-for-15 (inclusive), to be effected at the discretion of, and at such ratio and on such dates as shall be determined by, our board of directors, within 18 months of that shareholder meeting). As of the date of this OFRP, we await the response of Nasdaq to that request.

Results of Operations

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Revenues

Our total revenues for the six-month period ended June 30, 2026 were approximately $0.7 million compared to approximately $2.9 million in the six-month period ended June 30, 2025. This decrease was primarily driven by lower revenue recognized by Casterra, which in the first half of 2025 had significant seed sales of approximately $2.0 million.

Cost of Revenues

Cost of revenues for the six-month period ended June 30, 2026 was approximately $0.3 million, a decrease compared to approximately $1.7 million for the six-month period ended June 30, 2025. This decrease in cost of revenue was mainly driven by the lower revenue volume mentioned above.

Gross Profit

Gross profit for the six-month period ended June 30, 2026 was approximately $0.3 million compared to approximately $1.2 million in the six-month period ended June 30, 2025. This decrease was mainly driven by the lower revenue volume mentioned above.

Operating Expenses

Research and Development Expenses, Net. Research and development expenses, net of non-refundable grants, decreased by approximately $0.6 million, or 17%, to approximately $2.9 million for the six-month period ended June 30, 2026, from approximately $3.5 million for the six-month period ended June 30, 2025. The decrease was primarily attributable to lower R&D expenses in Casterra and AgPlenus, which were partially shifted to Evogene as we redirected our R&D efforts toward activities that are core to, and support the execution of, our new strategy.  The decrease in R&D expenses was partially offset by the impact of exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel, or NIS, of approximately $0.4 million.

Sales and Marketing Expenses. Sales and marketing expenses were approximately $0.7 million for each of the six-month periods ended June 30, 2026 and 2025.

General and Administrative Expenses. General and administrative expenses slightly decreased by approximately $0.1 million, or 5%, to approximately $2.0 million for the six-month period ended June 30, 2026 from approximately $2.1 million for the six-month period ended June 30, 2025. The decrease attributable to Evogene and its subsidiaries was substantially offset primarily by the impact of transaction costs related to our warrant inducement transaction completed in February 2026 and other legal expenses, totaling approximately $0.2 million, as well as by the impact of exchange rate fluctuations between the U.S. dollar and the NIS of approximately $0.2 million.

Other Expenses (income). Other expenses of approximately $0.1 million were recorded in the first half of 2026, primarily due to impairment losses on property, plant and equipment, partially offset by gains from the sale of property, plant and equipment. Other income of approximately $0.2 million was recorded in the first half of 2025 as part of the accounting treatment related to a sublease agreement.

Financing Income and Expenses

Financing Income. Financing income increased by approximately $0.5 million, or 28%, to approximately $2.3 million for the six-month period ended June 30, 2026, compared to approximately $1.8 million for the six-month period ended June 30, 2025. The increase was mainly attributable to changes in the fair value of warrant liabilities related to warrants issued in the August 2024 financing and the February 2026 warrant inducement transaction (each discussed below). During the six-month period ended June 30, 2026, we recorded financing income of approximately $2.1 million from the remeasurement of warrant liabilities at fair value, compared to approximately $1.3 million for the six-month period ended June 30, 2025.

Financing Expenses. Financing expenses increased by approximately $3.0 million, or 300%, to approximately $4.0 million for the six-month period ended June 30, 2026, from approximately $1.0 million for the six-month period ended June 30, 2025. The increase was primarily attributable to the accounting treatment of the February 2026 warrant inducement transaction, in connection with which we recorded financing expenses of approximately $3.8 million during the first half of 2026.

Loss from discontinued operations, net.

Loss from discontinued operations, net, decreased by approximately $3.1 million, or 86%, to approximately $0.5 million for the six-month period ended June 30, 2026, compared to approximately $3.6 million for the six-month period ended June 30, 2025. These amounts primarily reflect the financial results of Lavie Bio’s and Biomica’s operations, as well as expenses related to the development and maintenance of MicroBoost AI for Ag. The decrease was primarily attributable to the significant reduction in operating expenses following the sale of the majority of Lavie Bio’s assets, as well as Evogene’s MicroBoost AI for Ag to Dead Sea Works Ltd. (an affiliate of ICL Group Ltd.) in July 2025, and Biomica's licensing agreement with Shanghai Lishan Biopharmaceuticals Co., Ltd. in February 2026.

Taxes on Income

For the six-month periods ended June 30, 2026 and 2025, we recorded insignificant amounts for taxes on income.

Loss

Our overall loss was approximately $7.7 million for each of the six-month periods ended June 30, 2026 and 2025.

Liquidity and Capital Resources

Historical Funding of Our Business

Our working capital requirements generally reflect the growth in our business and have historically been provided by cash raised from our investors, payments from our collaborators and government grants. As of June 30, 2026, we had cash and cash equivalents of approximately $9.3 million and working capital of approximately $7.8 million, which is calculated by subtracting our current liabilities from our current assets. As of June 30, 2026, we had approximately $3.2 million of outstanding indebtedness related to government grants.

At The Market (ATM) Offerings

In recent periods, we have raised capital through “at-the-market”, or ATM, offerings, as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended.

Those offerings have been most recently conducted under a shelf registration statement on Form F-3 (File No. 333-277565) that became effective with the SEC on March 28, 2024, under which we may offer and sell from time to time in one or more offerings, our ordinary shares, rights, warrants and units having an aggregate offering price of up to $200 million.

Lake Street ATM Offering

On March 28, 2024, we entered into a Sales Agreement, or the March Sales Agreement, with Lake Street Capital Markets, LLC, or Lake Street, pursuant to which we may offer and sell, from time to time, our ordinary shares, through Lake Street in an ATM offering, for an aggregate offering amount of up to $7.3 million. On August 26, 2024, the maximum aggregate offering amount was reduced to up to $4.5 million. From April through June 2025, 1,913,650 ordinary shares were issued through the ATM offering under the March Sales Agreement, at an average selling price of $2.3071 per share, resulting in gross proceeds to us of approximately $4.4 million. This ATM offering was fully utilized, and effective as of September 4, 2025, the ATM offering with Lake Street was terminated.

AGP ATM Offering

On June 11, 2026, we entered into a Sales Agreement, or the AGP Sales Agreement, with A.G.P./Alliance Global Partner, or AGP, pursuant to which we may offer and sell, from time to time, our ordinary shares, through AGP in an “at the market offering” for an aggregate offering price of up to $2,926,500. On July 17, 2026, we increased the maximum aggregate offering price of our ordinary shares issuable under our Sales Agreement with AGP, from $2,926,500 to $3,288,113. As of August 31, 2026, we had sold ordinary shares under the AGP Sales Agreement for aggregate gross proceeds of approximately $3.28 million.

Warrant Inducement Transaction

On February 10, 2026, we announced our entry into a warrant inducement agreement, or the Warrant Inducement Transaction, with an existing investor from our August 2024 financing transaction described below, for the immediate exercise of the Series A Warrants and Series B Warrants, or the Existing Warrants, that had been issued in that August 2024 financing. Pursuant to the Warrant Inducement Transaction, the Existing Warrants were exercised at a reduced exercise price of $1.00 for total gross cash proceeds of approximately $3.4 million, before deducting financial advisor fees and other transaction expenses. In consideration for the immediate exercise in full of the Existing Warrants, the investor received in a private placement new Series A-1 unregistered warrants to purchase up to 2,538,462 ordinary shares, or the Series A-1 Warrants, and new Series B-1 unregistered warrants to purchase up to 2,538,462 ordinary shares, or the Series B-1 Warrants (together with the Series A-1 Warrants, referred to collectively as the New Warrants). The New Warrants have an exercise price of $1.25 per share and were immediately exercisable upon issuance. The Series A-1 Warrants and Series B-1 Warrants will expire five years and eighteen months, respectively, from the date on which they were issued.

The Existing Warrants had been issued as part of financing transactions completed in August 2024, when we entered into a definitive securities purchase agreement, or the August Securities Purchase Agreement, with an institutional investor, and completed the transactions under that agreement, pursuant to which we raised an aggregate of $5.5 million of gross proceeds. Under the August Securities Purchase Agreement, we issued and sold to the investor in a registered direct offering, (i) 265,000 ordinary shares, and (ii) pre-funded warrants to purchase up to 1,427,308 ordinary shares. The pre-funded warrants had an exercise price of $0.0001 per ordinary share, were immediately exercisable and could be exercised at any time until exercised in full. In a concurrent private placement under the August Securities Purchase Agreement, we also sold to the investor unregistered Series A ordinary warrants to purchase up to 1,692,308 ordinary shares, or the Series A Warrants, and unregistered Series B ordinary warrants to purchase up to 1,692,308 ordinary shares, or the Series B Warrants. Each ordinary share (or pre-funded warrant) was sold with one Series A Warrant to purchase one ordinary share and one Series B Warrant to purchase one ordinary share at a combined purchase price of $3.25. The Series A Warrants had an exercise price of $3.55 per share, were immediately exercisable upon issuance and were to expire five years from issuance. The Series B Warrants had an exercise price of $3.55 per share, were immediately exercisable upon issuance and were to expire eighteen months from issuance.

Current Outlook for Funding Our Business

We expect that our primary sources of liquidity for the remainder of 2026 will consist of:

•	cash held in our bank accounts;

•	proceeds from financing transactions;

•	proceeds from our farm growing services and pharmaceutical collaboration agreements; and

•	proceeds from government grants

We believe that our existing cash as of June 30, 2026, including amounts raised in February through August 2026 pursuant to the Warrant Inducement Transaction and the AGP Sales Agreement, will be sufficient to meet our projected cash requirements for at least the next 12 months. Our intention is to focus on creating exit events for some of our subsidiaries in the long term. An exit event is expected to inject funds to further support our activities based on our new strategy. We may not complete any such exit events or, if completed, they may not result in the funds we currently expect. We may also seek additional capital on our parent company level for strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

Although we have sufficient cash and cash equivalents that we believe will enable us to fund our operations during the next 12-month period, our ability to fund our capital needs in the longer term depends on our ongoing ability to generate cash from existing and future collaborations, our revenues, and from our ability to raise additional funds. To the extent that existing cash, cash equivalents and short-term bank deposits are insufficient to fund our future activities, we may need to raise additional funding through debt or equity financing. Additional funds may not be available when we need them on terms that are acceptable to us, or at all.

If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Cash Flows

The following table presents the major components of net cash flows used in or provided by (as applicable) operating, investing and financing activities for the periods presented. For a discussion of our net cash flows for the year ended December 31, 2025, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Cash Flows” in our 2025 Annual Report:

	Six months ended June 30,
	2026	2025
	(U.S. dollars, in thousands)

Net cash used in operating activities	$(4,928)	$(7,483)
Net cash provided by (used in) investing activities	134	(3,434)
Net cash provided by financing activities	1,157	3,990
Exchange rate differences - cash and cash equivalents	(3)	25
Decrease in cash and cash equivalents	$(3,640)	$(6,902)

Cash Used in Operating Activities

Cash used in operating activities for the six-month period ended June 30, 2026 was approximately $4.9 million and primarily reflected our loss from continuing operations of approximately $7.2 million and net cash used in operating activities of discontinued operations of approximately $0.3 million. Cash used in continuing operating activities was reduced primarily by adjustments for non-cash items that increased our loss, including approximately $2.1 million of expenses related to the February 2026 Warrant Inducement Transaction, approximately $1.7 million of amortization of deferred expenses related to the issuance of warrants, approximately $0.3 million of depreciation and amortization expenses and approximately $0.1 million of impairment losses on property, plant and equipment. These adjustments were partially offset by non-cash items that reduced our loss, primarily financing income of approximately $2.1 million related to the remeasurement of warrant liabilities at fair value.

Cash used in operating activities for the six-month period ended June 30, 2025 was approximately $7.5 million and primarily reflected our loss from continuing operations of approximately $4.1 million and net cash used in operating activities of discontinued operations of approximately $3.1 million. Cash used in continuing operating activities was increased mainly by approximately $0.3 million of net changes in operating assets and liabilities, primarily reflecting an increase in inventories and decreases in other payables and deferred revenues, partially offset by a decrease in other receivables and prepaid expenses. Cash used in continuing operating activities was also increased by the elimination of certain non-cash items that were taken into account in calculating, and that decreased, our loss from continuing operations, including approximately $1.3 million of financing income related to the remeasurement of pre-funded warrants and warrants and approximately $0.3 million related to the remeasurement of a Convertible SAFE to which we were party. These increases were partially offset primarily by approximately $0.5 million of depreciation and amortization expenses, approximately $0.4 million of share-based compensation expenses and approximately $0.7 million of amortization of deferred expenses related to the issuance of warrants.

Cash Provided by (Used in) Investing Activities

Cash provided by investing activities was approximately $0.1 million for the six-month period ended June 30, 2026. This primarily reflects approximately $0.1 million of proceeds from the sale of property, plant and equipment.

Cash used in investing activities was approximately $3.4 million for the six-month period ended June 30, 2025. This primarily reflects approximately $1.0 million of cash used for investment in short-term bank deposits, net, and approximately $2.3 million of cash used in investing activities of discontinued operations.

Cash Provided by Financing Activities

Cash provided by financing activities was approximately $1.2 million for the six-month period ended June 30, 2026, which was primarily attributable to approximately $3.2 million of net cash proceeds from the February 2026 Warrant Inducement Transaction and approximately $0.8 million of net cash proceeds from the issuance of our ordinary shares, partially offset by approximately $2.7 million of cash used for dividend payments by subsidiaries to non-controlling interests. During the second quarter of 2026 Lavie Bio distributed a $4.25 million dividend to its shareholders, of which approximately $1.322 million was paid to non-controlling interests and Biomica distributed a $2.7 million dividend to its shareholders, of which approximately $1.35 million was paid to non-controlling interests.

Cash provided by financing activities was approximately $4.0 million for the six-month period ended June 30, 2025, which was primarily attributable to approximately $4.3 million of net cash proceeds from the issuance of our ordinary shares.

Government Grants

During the six months ended June 30, 2026, we received approximately $0.1 million of additional grants from the Israeli government, and repaid approximately $0.02 million in respect of refundable projects.

During the six months ended June 30, 2025, we received no additional grants from the Israeli government and repaid approximately $0.12 million in respect of refundable projects.

For a discussion of our existing government grants related to our research and development efforts, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Government Grants” in our 2025 Annual Report.

Trend Information

Exchange rates

A significant portion of our expenses is denominated in currencies other than the U.S. dollar. We are therefore subject to non-U.S. currency risks and non-U.S. exchange exposure, especially the NIS. Exchange rates can be volatile and a substantial change in the exchange rate of foreign currencies against the U.S. dollar could increase or reduce our expenses and net loss, and impact the comparability of results from period to period. For example, for the six-month period ended June 30, 2026, assuming a 10% devaluation of the U.S. dollar against the NIS, we would have experienced an increase in our net loss of approximately $0.2 million, while assuming a 10% appreciation of the U.S. dollar against the NIS, we would experience a decrease in our net loss of approximately $0.2 million.

The actual exchange rate of the U.S. dollar against the NIS shifted over the course of the six-month period ended June 30, 2026, as the U.S. dollar depreciated against the NIS by 6.6% during that period. The actual exchange rate of the U.S. dollar against the NIS shifted over the course of the six-month period ended June 30, 2025, as the U.S. dollar depreciated against the NIS by 7.5% during that period.

Other than as described immediately above or disclosed in our 2025 Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events during our current fiscal year that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the financial information included herein to be not necessarily indicative of our future operating results or financial condition.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects” in our 2025 Annual Report.

Risk Factor Update

 Shareholder activism and proxy contests could materially and adversely affect our business and the market price of our ordinary shares.

We have been subject to a campaign by activist shareholders, which was initiated by certain shareholders who filed a Schedule 13D with the SEC (initially, on July 10, 2026, as subsequently amended). In the Schedule 13D, these shareholders demanded that we call an extraordinary general meeting of shareholders for the purpose of removing all current members of our Board of Directors, other than our Chief Executive Officer, and replacing them with nominees designated by the activist shareholders. The general meeting took place on September 4, 2026, which resulted in the director nominees nominated by our Board of Directors being re-elected (rather than the nominees of the activist shareholders). These activities have created significant risks, including:

•	Responding to activist demands has required significant time and attention from our Board of Directors and management, diverting resources from our core research and development and commercialization efforts. As a biotechnology company with limited financial resources, any diversion of management’s attention away from advancing our product pipeline and technology platforms could have a disproportionately adverse effect on our ability to achieve key development milestones and maintain our competitive position.

•	Such campaign can create uncertainty that may discourage potential strategic partners, collaborators or customers from engaging with us and may damage our long-term business relationships.

•	Responding to the activist campaign has increased our expenses, thereby diverting capital from our business. In addition, the public nature of this dispute may increase volatility in the market price of our ordinary shares, regardless of our underlying performance. Increased share price volatility and market uncertainty may adversely affect our ability to raise capital through our at-the-market offering program or other financing transactions on favorable terms, or at all. Because our ordinary shares are dual-listed on Nasdaq and the Tel Aviv Stock Exchange, activist-driven volatility may be amplified by differences in trading hours, liquidity and investor bases between the two markets.

•	This campaign may lead to the loss of key personnel or create a perception of internal instability, such as what occurred with the resignation of our two new director nominees (Mr. Yoshinori Oikawa and Dr. Yael Margolin) who were elected at the 2026 annual general meeting, which could impair our ability to execute our strategic plan. In particular, if the activist shareholders’ original demand to remove substantially all of our current directors is successful, the resulting significant change in the composition of our Board of Directors could result in a fundamental shift in corporate strategy, disrupt ongoing programs and create uncertainty for our employees, collaborators and investors. There can be no assurance that replacement directors would have the industry experience or institutional knowledge necessary to effectively oversee our biotechnology operations. In the biotechnology industry, where competition for experienced personnel is intense, the perception of governance instability may also place us at a disadvantage relative to our competitors in attracting and retaining individuals critical to advancing our technology platforms.

•	The activist campaign has implicated requirements under both U.S. federal securities laws and Israeli corporate law. Under the Israeli Companies Law, 5759-1999, one or more shareholders holding at least 5% of our voting rights may, subject to applicable requirements, demand that we convene a special meeting of shareholders (in addition to our 2026 annual general meeting, at which the activist shareholders’ nominee were considered by our shareholders). If we do not convene a meeting in response to any additional valid demand, the requesting shareholders may, in certain circumstances, be permitted to convene the meeting themselves or seek relief from an Israeli court, and we may be required to reimburse reasonable expenses incurred in connection with the meeting. Proxy solicitations, Schedule 13D filings and compliance with applicable requirements in connection with any additional shareholder meeting or director election may also give rise to litigation or disputes regarding the validity of shareholder actions. Any such proceedings could result in additional costs, management distraction and further uncertainty regarding our governance structure.

We cannot predict the outcome of the activist shareholders’ demands or the impact of any extraordinary general meeting or any resulting change in the composition of our Board of Directors. Any of the foregoing risks, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations and the market price of our ordinary shares.